UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

BCTG Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

05492W 103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 05492W 103	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON BCTG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,488,450
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,488,450
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 4,488,450
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 05492W 103	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: BCTG Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

12860 El Camino Real, Suite 300
San Diego, CA 92130

Item 2.

(a)	Name of Person Filing: BCTG Holdings, LLC

(b)	Address of Principal Business Office or if none, Residence:

12860 El Camino Real, Suite 300
San Diego, CA 92130

(c)	Citizenship: BCTG Holdings, LLC – Delaware

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 05492W 103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

BCTG Holdings, LLC – 4,488,450 shares.

(b)	Percent of Class:

BCTG Holdings, LLC –21.0%

The foregoing percentage is based on 21,377,250 shares of common stock outstanding as of December 31, 2020.

CUSIP No. 05492W 103	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCTG Holdings, LLC – 4,488,450 shares.

(ii)	shared power to vote or to direct the vote:

BCTG Holdings, LLC – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

BCTG Holdings, LLC – 4,488,450 shares.

(iv)	shared power to dispose or to direct the disposition of:

BCTG Holdings, LLC – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 05492W 103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

BCTG HOLDINGS, LLC

By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Manager